UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 26 October 2011

France Telecom-Orange reinforces its governance structure

On the request of Stéphane Richard, Chairman and Chief Executive Officer of France Telecom-Orange, the Group’s Board of Directors today appointed Gervais Pellissier Chief Executive Officer Delegate of France Telecom-Orange as from 1 November 2011.

In accordance with AFEP-MEDEF’s recommendations on corporate governance, Mr Pellissier’s employment contract will be suspended as soon as he takes office as Chief Executive Officer Delegate. Gervais Pellissier will retain his responsibilities as the executive director in charge of Group Finance and Information Systems.

In addition, Stéphane Richard has appointed three new Deputy Chief Executive Officers with effect from 1 November 2011. These are:

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Delphine Ernotte Cunci, Senior Executive Vice-President, Orange France

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Pierre Louette, Senior Executive Vice-President in charge of the France Carriers Division and Group Sourcing & Supply Chain, and Group General Secretary

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Bruno Mettling, Senior Executive Vice-President in charge of Group Human Resources

Including Jean-Philippe Vanot, France Telecom-Orange now has four Deputy Chief Executive Officers.

Gervais Pellissier, aged 51 and a graduate of HEC, Berkeley and the University of Cologne, joined the Bull Group in 1983 and held various positions in Finance and Controlling in France, Africa, South America and Eastern Europe. In 1994 he was successively appointed Financial Director of the Systems Integration and Services Division, then of the Systems Operation Division and lastly Director of Financial Controlling for the Bull Group, before becoming Chief Financial Officer in 1998. From April 2004 to February 2005, Mr Pellissier held the position of Acting Chairman of the Board of Directors and Delegate Managing Director of the Bull Group. He served as Vice Chairman of the Bull Group’s Board of Directors from February 2005 to mid-2008.

In October 2005, he joined France Telecom as Special Advisor to the Senior Executive Vice-President in Charge of Financial Balance and Value Creation, and was tasked with developing the Group’s geographic organisation and management. In November 2005, Mr Pellissier was appointed Chief Executive Officer of France Telecom Operadores de Telecomunicaciones, and as such was responsible for amalgamating France Telecom’s fixed and mobile activities in Spain into a common structure. From January 2006 to February 2009, he served as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain. From March 2009 to March 2010, he held the position of Deputy Chief Executive Officer in charge of Finance and Information Systems.

When the new Group Executive Committee was constituted at the beginning of April 2010, Mr Pellissier was confirmed in his post of Deputy Chief Executive Officer in charge of Finance and Information Systems. He is also responsible for the joint venture with T-Mobile UK in the United Kingdom. Mr Pellissier is a Chevalier de la Legion d’Honneur.

Delphine Ernotte Cunci, aged 45 and a graduate of the Ecole Centrale in Paris, began her career with France Telecom as a financial analyst, then moved on to become an economics expert within the Group‘s R&D structure. Next she worked as Retail Director for the Paris area and Chief Executive Officer of the SDR subsidiary between 2000 and 2004, when she was appointed Regional Director for Centre Val de Loire.  In July 2006, Delphine Ernotte Cunci became Director of Sales Communication and Sponsoring France.

In May 2008, she was promoted to Sales Director France, and in July 2009 she assumed the role of Consumer Director France. Appointed Deputy Executive Vice President, Operations France on 6 April 2010, Ms Ernotte Cunci was entrusted by Stephane Richard with full operational responsibility for Orange France on 1 March 2011.

Pierre Louette, aged 48, is a law graduate and a graduate of the IEP and ENA schools, a Public Auditor of France’s Court of Accounts and a Chevalier de la Legion d’Honneur. On 6 April 2010 he was appointed Senior Executive Vice President, Group General Secretary in charge of the France Carriers Division and Group Sourcing & Supply Chain. He represents the France Telecom Group on the Boards of TPSA (Poland) and Dailymotion. He became a member of the French National Digital Council in April 2011. He is also in charge of Chrysalid, the Group’s operational efficiency program. In October 2011, Mr Louette was appointed Chairman of Buyin, the procurement joint venture set up by France Telecom-Orange and Deutsche Telekom.

He served as Technical Advisor for Communications, Youth and Sport at the Prime Minister’s office from 1993 to 1995, and was particularly involved during this period in the development of new communication networks. He was then appointed General Secretary and Director of Communications for France Télévisions.

From 1996, Mr Louette was involved in developing the Internet in France, specifically as CEO of Connectworld, a leading web agency, then as Managing Director of Europatweb, an investment fund established by Mr Bernard Arnault.

Pierre Louette became Managing Director of Agence France-Presse from 2003 to 2005, then its Chairman and CEO from 2005 to 2010.

Bruno Mettling, aged 53, is a graduate of France’s Institute of Political Studies and the Aix-en-Provence Faculty of Law. He began his career in the Budget Department of the French Ministry of Finance. In 1988, he became an advisor on financial issues to the Minister for Labour, Social Affairs and Employment; from 1988 to 1990 he held the position of Deputy Chief of Staff to the Minister for Facilities, Housing, Transport and the Sea; then from 1990 to 1991, Deputy Chief of Staff to the first Minister for Urban Planning. In 1991, Mr Mettling moved into the Ministry of Economy and Finance as a Finance Inspector.

He then moved to the La Poste Group, where he served as Director of Financial Controlling and Deputy Chief Financial Officer. In October 1999, he joined the Caisse Nationale des Caisses d’Epargne where he launched a reform of the human resources sector before moving to manage the commercial development department and then the strategic planning department. Bruno Mettling then joined the Banque Populaire Group in October 2004 as Deputy Chief Executive Officer of the Banque Fédérale des Banques Populaires. On 1 July 2006, he was appointed Delegate Chief Executive Officer. In April 2010, Mr Mettling joined France Telecom. As Executive Vice-President, he is responsible for Employment, Skills and the Orange Campus. He became Group Human Resources Director in October 2010.

Jean-Philippe Vanot, aged 59, who attended the Ecole Polytechnique-Télécom, is currently Deputy Chief Executive Officer in charge of Quality and Corporate Social Responsibility. He also chairs the “Quality Committee”, which reports back to the Group’s Executive Committee and brings together all functions related to service reliability and customer relations within the Group. Jean-Philippe Vanot also chairs the Group’s Ethics Committee.

Mr Vanot was previously Executive Vice-President in charge of Innovation and Marketing. He joined the Group in 1977 and has worked primarily in the technical, commercial and operational areas.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts: +33 1 44 44 93 93

Beatrice Mandine, beatrice.mandine@orange.com

Sebastien Audra, sebastien.audra@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations